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03050596

SUPPL

May 8, 2003

BY HAND DELIVERY

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

PROCESSED
MAY 29 2003
THOMSON FINANCIAL


RECD S.E.C.
MAY 13 2003
1086

Air France
Information Pursuant to Rule 12g3-2(b)
File No. 82-5050

Dear Sir or Madam,

On behalf of Air France and pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, please find enclosed a press release, dated May 7, 2003, announcing Air France's traffic results for the month of April.

Please acknowledge receipt of this letter and its enclosures by time-stamping the enclosed copy of this letter and returning it to our messenger, who has been instructed to wait.

Please do not hesitate to contact the undersigned (collect) in Paris at (+33-1-53-89-70-00) should you have any questions.

Very truly yours,

Manuel A. Orillac

dlw 5/20

cc: Jean-Marc Bardy
Dominique Barbarin
Air France

Information


AIR FRANCE

Traffic

Roissy, 7 May 2003

APRIL 2003 TRAFFIC

- **Excluding Asia, traffic down 3.9%, in line with adjustments to capacity (down 3.4%)**
- **Including Asia, traffic down 8.4% for a 3.6% reduction in capacity**
- **Load factor down 3.8 points to 73.5%**



Passenger Operations

The conflict in Iraq, the SARS epidemic and calendar year effects weighed heavily on traffic and revenues in April. Group traffic dropped 8.4% for a 3.6% decrease in capacity. The load factor lost 3.8 points to reach 73.5%.
However, a gradual improvement in traffic is emerging, and the upturn in reservations recorded over the last few days in April and the beginning of May are making up for the low number of reservations in the previous weeks.

The slump in traffic on Asian routes accounted for more than half of the global drop in activity. Excluding Asia, and in compliance with the measures announced for April, the 3.4% reduction in capacity enabled the load factor to remain stable at 75.6% (down 0.4 points) on the other networks.

- **The long-haul network**

The long-haul network posted a 9.3% decline in traffic for a 3.7% decrease in capacity. The load factor dropped 4.8 points to 76.4%.

- On North American routes, traffic dropped by 17.4% for a 14.7% decrease in capacity. The load factor remained at the high level of 79.2% (down 2.6 points).
- On Latin American routes, the load factor gained 2.6 points to reach 80.5%, as traffic progressed by 0.9% for a 2.4% decrease in capacity.
- On the Asian network, the SARS epidemic led to a 29.5% drop in traffic, whereas capacity was reduced by 4.7%. The load factor fell 21.9 points to reach 62.1%.

Contact: Dominique Barbarin +33 (0)1 41 56 88 60 -

- On the Africa/Middle East network, the 18.6% decline in traffic was in line with that of capacity (down 18.0%). The load factor stood at 72.2% (down 0.5 points).
- Activity on the Caribbean/Indian Ocean network remained buoyant. Capacity increased by 20.4% partly due to the redeployment of some capacity from other sectors. Traffic improved by 21.5% and the load factor gained 0.8 points to reach 85.0%.

- **The international medium-haul network**

The difficult economic situation still weighs heavily on European routes. Traffic dropped by 9.1% for a 1.7% decrease in capacity. The load factor stood at 64.7% (down 5.3 points).

- **The domestic network**

The domestic network continued to perform well, with a 3.9-point gain in the load factor (68.2%). Traffic remained stable for a 5.8% reduction in capacity.



Cargo Operations

In April, the load factor gained 2.2 points to reach 67.4%, as traffic dropped 5.7% for an 8.8% reduction in capacity.



Key dates

- **13 May 2003**: publication of FY 2002-03 results after the closing of the Paris stock exchange.

- **14 May 2003**: analyst presentation at 4.00 pm (London time) at "The Great Eastern Hotel", Liverpool Street, London.
  The presentation will be simultaneously forecast through an audio-web conference at 4 pm (London time):
  - to connect, dial 00 44 207 162 0125 (password: Air France).
  - to visualize the presentation, type in the following Internet address: http://www.momentys.com/airfrance/FY/default.htm (password: AFRFY)



STATISTICS

Passenger Operations

April 2003 / April 2002	Capacity (ASK)		Traffic (RPK)		Load factor	
	million	%	million	%	%	change
Group long-haul	**7,492**	**-3.7%**	**5,723**	**-9.3%**	**76.4%**	**-4.8**
Americas	*2,720*	*-11.7%*	*2,165*	*-13.1%*	*79.6%*	*-1.3*
Asia	*1,643*	*-4.7%*	*1,021*	*-29.5%*	*62.1%*	*-21.9*
Africa-Middle East	*993*	*-18.0%*	*717*	*-18.6%*	*72.2%*	*-0.5*
Caribbean-Indian Ocean	*2,171*	*+20.4%*	*1,845*	*+21.5%*	*85.0%*	*+0.8*
Group Europe	**1,714**	**-1.7%**	**1,109**	**-9.1%**	**64.7%**	**-5.3**
Air France	*1,500*	*-2.3%*	*976*	*-10.1%*	*65.1%*	*-5.6*
Regional subsidiaries	*214*	*+2.5%*	*134*	*-1.4%*	*62.4%*	*-2.5*
Group domestic	**1,261**	**-5.8%**	**860**	**0.0%**	**68.2%**	**+3.9**
Air France	*1,079*	*-5.4%*	*753*	*+0.8%*	*69.7%*	*+4.2*
Regional subsidiaries	*182*	*-8.1%*	*107*	*-5.3%*	*59.0%*	*+1.7*
Total Group	**10,466**	**-3.6%**	**7,692**	**-8.4%**	**73.5%**	**-3.8**
Total Air France	*10,071*	*-3.7%*	*7,451*	*-8.5%*	*74.0%*	*-3.9*
Total regional subsidiaries	*396*	*-2.6%*	*241*	*-3.2%*	*60.8%*	*-0.4*

Cargo Operations

	Capacity (ATK)		Traffic (RTK)		Load factor	
	million	%	million	%	%	chang
April 2003 / April 2002	657	-8.8%	443	-5.7%	67.4%	+2.2